UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

AMENDMENT NO. 3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

KONGZHONG CORPORATION

(Name of the Issuer)

KongZhong Corporation

Linkedsee Group Limited

Shanghai Changhui Internet Technology Co., Ltd.

Beijing Wuxing Rongcheng Technology Ltd.

Linkedsee Limited

Wiseman International Limited

Mr. Leilei Wang

Right Advance Management Ltd.

Chiming Bells International Limited

IDG-Accel China Growth Fund II L.P.

IDG-Accel China Investors II L.P.

Hexie Chengzhang Phase II (Yiwu) Investment Center (Limited Partnership)

Gongqingcheng Wujiang Xingyao Investment Management Partnership (Limited Partnership)

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0000005 per share

American Depositary Shares, each representing 40 Ordinary Shares

(Title of Class of Securities)

50047P104*

(CUSIP Number)

KongZhong Corporation 35th Floor, Tengda Plaza No. 168, Xizhimenwai Street Beijing, 100044 People’s Republic of China Tel: (+86) 10 8857 6000	Beijing Wuxing Rongcheng Technology Ltd. Room 5291, 5/F, Shenchang Plaza No. 51 Zhichun Avenue Haidian District, Beijing People’s Republic of China Tel: (+86) 10 6551 3505

Linkedsee Group Limited Suite #4-210, Governors Square 23 Lime Tree Bay Avenue, PO Box 32311 Grand Cayman KY1-1209, Cayman Islands Tel: (+86) 10 6551 3505	Shanghai Changhui Internet Technology Co., Ltd. Room 368, Site 302, 211 Futebei Road Pilot Free-Trade Zone, Shanghai People’s Republic of China Tel: (+86) 10 6551 3505

Linkedsee Limited Suite #4-210, Governors Square 23 Lime Tree Bay Avenue, PO Box 32311 Grand Cayman KY1-1209 Cayman Islands Tel: (+86) 10 6551 3505	Wiseman International Limited Suite #4-210, Governors Square 23 Lime Tree Bay Avenue, PO Box 32311 Grand Cayman KY1-1209 Cayman Islands Tel: (+86) 10 6551 3505

Mr. Leilei Wang

Right Advance Management Ltd.
Chiming Bells International Limited
35th Floor, Tengda Plaza
No. 168, Xizhimenwai Street
Beijing, 100044

People’s Republic of China

Tel: (+86) 10 8857 5898

IDG-Accel China Growth Fund II L.P. IDG-Accel China Investors II L.P. Unit 5505, 55/F, The Center 99 Queen's Road Central, Hong Kong Tel: (+852) 2529 1016

Hexie Chengzhang Phase II (Yiwu) Investment Center (Limited Partnership) No. 133, Futian Street, Yiwu, Zhejiang Province People’s Republic of China Tel: (+86) 10 6526 0700

Gongqingcheng Wujiang Xingyao Investment Management Partnership (Limited Partnership)

Private Equity Fund Park 405-286,
Gongqingcheng,
Jiujiang, Jiangxi Province

People’s Republic of China

Tel: (+86) 10 6551 3505

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

•	This CUSIP applies to the American Depositary Shares, each representing 40 ordinary shares.

With copies to:

Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China Telephone: (+86) 10 6535 5577	Howard Zhang, Esq. Davis Polk & Wardwell LLP 2201, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, People’s Republic of China Telephone: (+86) 10 8567 5002

Garth W. Bray, Esq.

Sullivan & Cromwell (Hong Kong) LLP

28th Floor, Nine Queen’s Road Central

Hong Kong

Telephone: (+852) 2826 8688

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$290,350,598.9	$33,651.63

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $0.18875 for 1,519,212,481 outstanding Shares of the issuer subject to the transaction plus (b) the product of options to purchase 30,297,420 Shares multiplied by $0.04974 per option (which is the difference between the $0.18875 per share merger consideration and the weighted average exercise price of $0.13901 per share) plus (c) the product of 2,555,000 restricted share units multiplied by $0.18875 per unit plus (d) the product of warrants to purchase 40,000,000 Shares multiplied by $0.04025 per warrant (which is the difference between the $0.18875 per share merger consideration and the exercise price of $0.1485 per share) ((a), (b) (c) and (d) together, the “Transaction Valuation”)

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001159.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Table of Contents

Page
Item 15 Additional Information	2
Item 16 Exhibits	3

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) KongZhong Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.0000005 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares, each representing 40 Shares (“ADSs”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Beijing Wuxing Rongcheng Technology Ltd., a limited liability company organized under the laws of People’s Republic of China (“Holdco”); (c) Linkedsee Group Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands; (d) Shanghai Changhui Internet Technology Co., Ltd., a limited liability company incorporated under the laws of the People’s Republic of China; (e) Linkedsee Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Linkedsee Group Limited (“Parent”); (f) Wiseman International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (g) Mr. Leilei Wang, chairman and chief executive officer of the Company (“Mr. Wang”); (h) Right Advance Management Ltd., a company incorporated under the laws of the British Virgin Islands (“Right Advance”); (i) Chiming Bells International Limited, a company incorporated under the laws of the British Virgin Islands (together with Mr. Wang and Right Advance, the “Rollover Shareholders”); (j) IDG-Accel China Growth Fund II L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG Growth II”); (k) IDG-Accel China Investors II L.P., a limited partnership organized under the laws of the Cayman Islands (“IDG Investors II”); (l) Hexie Chengzhang Phase II (Yiwu) Investment Center (Limited Partnership), a limited partnership incorporated under the laws of People’s Republic of China (“Hexie Chengzhang”); and (m) Gongqingcheng Wujiang Xingyao Investment Management Partnership (Limited Partnership), a limited partnership incorporated under the laws of People’s Republic of China (“Gongqingcheng”). Filing Persons (b) through (m) are collectively referred to herein as the “Buyer Group.”

This Transaction Statement relates to the agreement and plan of merger (the “merger agreement”) which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the merger agreement (the “plan of merger”), dated as of December 1, 2016 by and among Parent, Merger Sub and the Company .The merger agreement and the plan of merger were approved and authorized by the Company’s shareholders on the extraordinary general meeting of shareholders of the Company held on March 20, 2017 and the other conditions to the closing of the merger (as described below) were met, Merger Sub was merged with and into the Company (the “merger”), with the Company continuing as the surviving company resulting from the merger.

This final amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the transaction statement.

All information contained in this transaction statement concerning each Filing Person has been supplied by such Filing Person.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On March 20, 2017, at 10:00 am (Beijing time), an extraordinary general meeting of the shareholders of the Company was held on the 35th Floor, Tengda Plaza, No. 168, Xizhimenwai Street, Beijing, the People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger.

On April 13, 2017, the Company filed the plan of merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of April 13, 2017, pursuant to which the merger became effective on April 13, 2017. As a result of the merger, the Company became wholly owned by Parent.

Under the terms of the merger agreement, at the effective time of the merger, (i) each outstanding Share, other than (a) Shares (and the Shares represented by ADSs) beneficially owned by the Rollover Shareholders (the “Rollover Shares”), (b) Shares (including Shares represented by ADSs) owned by Parent, the Company or any of their subsidiaries, (c) Shares held by Citibank N.A., (the “ADS depositary”) (whether or not represented by ADSs) and reserved for issuance and allocation pursuant to the Share Incentive Plans (as defined below) (Shares described under (a) through (c) above are collectively referred to herein as the “Excluded Shares”) and (d) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Companies Law, Cap. 22 (Law 3 of 1961 as consolidated and revised) of the Cayman Islands (“Cayman Islands Companies Law”) (the “Dissenting Shares”), was cancelled in exchange for the right to receive $0.18875 in cash without interest; each ADS representing 40 Shares issued and outstanding immediately prior to the effective time of the merger (other than any ADS representing Excluded Shares) represents the right to surrender the ADS in exchange for $7.55 in cash per ADS without interest (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement (the “deposit agreement”), dated as of July 14, 2004, as amended by amendment no. 1 to deposit agreement, dated as of July 6, 2015, by and among the Company, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder), in each case, net of any applicable withholding taxes. The Excluded Shares were cancelled for no consideration. The Dissenting Shares were cancelled for their fair value as determined in accordance with the Cayman Islands Companies Law. The Rollover Shares were contributed to Parent in exchange for newly issued ordinary shares of Parent.

At the effective time of the merger, (i) each option to purchase Shares granted under the share incentive plans adopted by the Company in 2002, 2006 and 2013, respectively, and all amendments and modifications thereto (the “Share Incentive Plans”) that is then outstanding and unexercised immediately prior to the effective time, whether or not vested or exercisable, was cancelled in exchange for the right to receive, as soon as practicable after the effective time of the merger, an amount equal to the product of (a) the excess of $0.18875 over the exercise price payable per Share under such option, if any, in cash, without interest and net of any applicable withholding taxes multiplied by (b) the total number of Shares issuable under such option immediately prior to the effective time, (ii) each restricted share unit awarded under the Share Incentive Plans immediately prior to the effective time was cancelled in exchange for the right to receive an amount in cash equal to the product of (a) $0.18875 and (b) the total number of Shares underlying such restricted share units, without interest and net of any applicable withholding taxes, and (iii) each warrant to purchase Shares was cancelled in exchange for the right to receive, as soon as practicable after the effective time of the merger, an amount equal to the product of (a) the excess of $0.18875 over the exercise price payable per Share under such warrant, if any, in cash, without interest and net of any applicable withholding taxes multiplied by (b) the total number of Shares issuable under such warrant immediately prior to the effective time.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the Nasdaq Global Select Market, and the Company will cease to be a publicly traded company. The Company has requested the Nasdaq Global Select Market to file an application on Form 25 with the SEC to remove the ADSs from listing on the Nasdaq Global Select Market and withdraw registration of the ordinary shares under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. In addition, the Company will suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

2

Item 16 Exhibits

(a)-(1)*	Proxy Statement of the Company dated February 8, 2017.

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex H to the proxy statement.

(a)-(4)	Form of Depositary’s Notice, incorporated herein by reference to Annex G to the proxy statement.

(a)-(5)	Form of ADS Voting Instructions Card, incorporated herein by reference to Annex I to the proxy statement.

(a)-(6)	Press Release issued by the Company, dated December 1, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 1, 2016.

(a)-(7)	Press Release issued by the Company, dated February 8, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 8, 2017.

(a)-(8)	Press Release issued by the Company, dated March 20, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 20, 2017.

(b)-(1)	Debt Commitment Letter, dated December 1, 2016, by and among Mr. Wang, Merger Sub and China Merchants Bank Co., Ltd., New York Branch, incorporated herein by reference to Exhibit 12 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016..

(b)-(2)	Equity Commitment Letter, dated December 1, 2016, by and between Holdco and Mr. Wang, incorporated herein by reference to Exhibit 9 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(b)-(3)	Equity Commitment Letter, dated December 1, 2016, by and between Holdco and Gongqingcheng, incorporated herein by reference to Exhibit 10 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(b)-(4)	Equity Commitment Letter, dated December 1, 2016, by and between Holdco and Hexie Chengzhang, incorporated herein by reference to Exhibit 11 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated December 1, 2016, incorporated herein by reference to Annex C to the proxy statement.

(c)-(2)**	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated December 1, 2016.

(d)-(1)	Agreement and Plan of Merger, dated December 1, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Contribution Agreement, dated December 1, 2016, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 13 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(d)-(3)	Voting Agreement, dated December 1, 2016, by and among Parent and the Voting Shareholders, incorporated herein by reference to Exhibit 14 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(d)-(3)	Limited Guaranty, dated December 1, 2016, by Mr. Wang in favor of the Company, incorporated herein by reference to Exhibit 15 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(d)-(4)	Limited Guaranty, dated December 1, 2016, by Gongqingcheng in favor of the Company, incorporated herein by reference to Exhibit 16 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(d)-(5)	Limited Guaranty, dated December 1, 2016, by Hexie Chengzhang in favor of the Company, incorporated herein by reference to Exhibit 17 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f)-(2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex D to the proxy statement.

(g)	Not applicable.

* Previously filed on February 8, 2017.

** Previously filed on December 13, 2016.

3

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2017

KongZhong Corporation

By:	/s/ Fan Tai
Name: FAN Tai
Title: Director

Beijing Wuxing Rongcheng Technology Ltd.

By:	/s/ Wang Leilei
Name: WANG Leilei
Title: Authorized Signatory

Linkedsee Group Limited

By:	/s/ Wang Leilei
Name: WANG Leilei
Title: Director

Shanghai Changhui Internet Technology Co., Ltd.

By:	/s/ Wang Leilei
Name: WANG Leilei
Title: Authorized Signatory

Linkedsee Limited

By:	/s/ Wang Leilei
Name: WANG Leilei
Title: Director

Wiseman International Limited

By:	/s/ Wang Leilei
Name: WANG Leilei
Title: Director

WANG Leilei

By:	/s/ Wang Leilei
Name: WANG Leilei

Right Advance Management Ltd.

By:	/s/ Wang Leilei
Name: WANG Leilei
Title: Authorized Signatory

Chiming Bells International Limited

By:	/s/ Wang Leilei
Name: WANG Leilei
Title: Authorized Signatory

IDG-Accel China Growth Fund II L.P.

By:	IDG-Accel China Growth Fund II Associates L.P., its General Partner

By:	IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatories

IDG-Accel China Investors II L.P.

By:	IDG-Accel China Growth Fund GP II Associates Ltd., its General Partner

By:	/s/ Chi Sing Ho
Name: Chi Sing Ho
Title: Authorized Signatories

Hexie Chengzhang Phase II (Yiwu) Investment Center (Limited Partnership)

By:	/s/ Dongliang Lin
Name: Dongliang Lin
Title: Authorized Signatory

Gongqingcheng Wujiang Xingyao Investment Management Partnership (Limited Partnership)

By:	/s/ Liang Hong
Name: Liang Hong
Title: Executive Partner

Exhibits Index

(a)-(1)*	Proxy Statement of the Company dated February 8, 2017.

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex H to the proxy statement.

(a)-(4)	Form of Depositary’s Notice, incorporated herein by reference to Annex G to the proxy statement.

(a)-(5)	Form of ADS Voting Instructions Card, incorporated herein by reference to Annex I to the proxy statement.

(a)-(6)	Press Release issued by the Company, dated December 1, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 1, 2016.

(a)-(7)	Press Release issued by the Company, dated February 8, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on February 8, 2017.

(a)-(8)	Press Release issued by the Company, dated March 20, 2017, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 20, 2017.

(b)-(1)	Debt Commitment Letter, dated December 1, 2016, by and among Mr. Wang, Merger Sub and China Merchants Bank Co., Ltd., New York Branch, incorporated herein by reference to Exhibit 12 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(b)-(2)	Equity Commitment Letter, dated December 1, 2016, by and between Holdco and Mr. Wang, incorporated herein by reference to Exhibit 9 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(b)-(3)	Equity Commitment Letter, dated December 1, 2016, by and between Holdco and Gongqingcheng, incorporated herein by reference to Exhibit 10 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(b)-(4)	Equity Commitment Letter, dated December 1, 2016, by and between Holdco and Hexie Chengzhang, incorporated herein by reference to Exhibit 11 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(c)-(1)	Opinion of Duff & Phelps, LLC, dated December 1, 2016, incorporated herein by reference to Annex C to the proxy statement.

(c)-(2)**	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated December 1, 2016.

(d)-(1)	Agreement and Plan of Merger, dated December 1, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Contribution Agreement, dated December 1, 2016, by and among Parent and the Rollover Shareholders, incorporated herein by reference to Exhibit 13 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(d)-(3)	Voting Agreement, dated December 1, 2016, by and among Parent and the Voting Shareholders, incorporated herein by reference to Exhibit 14 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(d)-(3)	Limited Guaranty, dated December 1, 2016, by Mr. Wang in favor of the Company, incorporated herein by reference to Exhibit 15 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(d)-(4)	Limited Guaranty, dated December 1, 2016, by Gongqingcheng in favor of the Company, incorporated herein by reference to Exhibit 16 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(d)-(5)	Limited Guaranty, dated December 1, 2016, by Hexie Chengzhang in favor of the Company, incorporated herein by reference to Exhibit 17 to the Schedule 13D, as amended, filed by the Rollover Shareholders on December 2, 2016.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f)-(2)	Section 238 of the Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, incorporated herein by reference to Annex D to the proxy statement.

(g)	Not applicable.

* Previously filed on February 8, 2017.

** Previously filed on December 13, 2016.